Exhibit (a)(4)

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January 18, 2007


TO:                  UNIT HOLDERS OF SECURED INCOME, LP

SUBJECT:             CORRECTED OFFER TO PURCHASE UNITS
                     ---------

Dear Unit Holder:

You received an offer from us last week offering to purchase up to 492,185 Units of limited partnership interest (the "Units") in SECURED INCOME, LP (the "Partnership") at a purchase price equal to:

                                   $5 per Unit
                                   -----------

You may have noticed that we inadvertently dated the Offer January 12, 2006 instead of January 12, 2007. We regret this mistake, and we are mailing you this letter to clarify that the Offer is indeed new this year. We have enclosed a Letter of Transmittal with the correct date, although if you already mailed in the Letter of Transmittal with the incorrect date, you do not have to mail in the new one (although you may). We apologize for the oversight.

Again, you may wish to sell your Units to us for the following reasons:

     o The contract for the sale of the Fieldpointe Apartments was terminated (AGAIN), and the general partner is currently trying to remarket the property. This may take quite some time. The general partner has been trying to market the property for at least 16 months and has yet to complete the sale. We do not know why sellers keep backing out of the purchase.

     o If you sell your Units to us, you will receive the entire $5 per Unit, less any distributions (and none is expected). Limited partners who were not residents of New York had approximately $4 per Unit of the recent distribution withheld for New York state taxes. If and when the Fieldpoint property sells, the Partnership will be required to withhold taxes from non-residents of Maryland, reducing the net amount of any potential distribution. Thus, selling to us eliminates the need for you to file a Maryland tax return for 2007 if the sole reason you would is because of your investment in the Partnership.

     o The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o If you sell your Units to us this year, the 2007 tax year will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return and for which you incur fees for having this investment in your IRA or retirement account.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, your certificate (this is REQUIRED FOR TRANSFER), and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) February 15, 2007.